UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hyperion Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44915N 101

(CUSIP Number)

Judy Koh

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 676-3830

with a copy to:

David Sikes, Esq.

Jones Day

555 California Street, 26th Floor

San Francisco, CA 94104

(415) 626-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,452,894
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,452,894
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.78%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Fund V Co-Investment Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,452,894
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,452,894
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.78%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Management V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,452,894
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,452,894
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.78%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 44915N 101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay City Capital Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,452,894
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,452,894
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,452,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.78%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Statement on Schedule 13D (the “Statement”) on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7.1.

BCC is the manager of Bay City Capital Management V LLC (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

Item 1.	Security and Issuer.

(a) This Statement relates to the common stock, par value $0.0001 per share, of Hyperion Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 601 Gateway Boulevard, Suite 200, South San Francisco, California 94080.

Item 2.	Identity and Background.

This Statement is filed on behalf of BCC, Management V, Fund V and Co-Investment V. BCC, Management V, Fund V and Co-Investment V are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California, 94111.

BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

Management V is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund V, Co-Investment V and other pooled investment vehicles formed to invest in parallel with Fund V and Co-Investment V.

Fund V and Co-Investment V are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund V and Co-Investment V are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time and under substantially similar terms. Consequently, Fund V and Co-Investment V constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management V are listed on Schedule 1 hereto and is incorporated by this reference.

Item 3.	Source or Amount of Funds or Other Consideration.

Fund V, prior to the initial public offering of the Issuer (the “IPO”), acquired (1) convertible warrants of the Issuer which, at the IPO, converted into 63,426 shares of common stock of the Issuer; (2) convertible preferred stock of the Issuer which, at the IPO, converted into 1,223,794 shares of common stock of the Issuer; and (3) convertible notes of the Issuer which, at the IPO, converted into 641,916 shares of common stock of the Issuer.

Co-Investment V, prior to the initial public offering of the Issuer (the “IPO”), acquired (1) convertible warrants of the Issuer which, at the IPO, converted into 1,206 shares of common stock of the Issuer; (2) convertible preferred stock of the Issuer which, at the IPO, converted into 23,320 shares of common stock of the Issuer; and (3) convertible notes of the Issuer which, at the IPO, converted into 12,232 shares of common stock of the Issuer.

Fund V and Co-Investment V purchased an aggregate of 487,000 shares of common stock of the Issuer (more than 2% of the common stock of the Issuer) in the IPO.

The funds used by Fund V and Co-Investment V to pay the cash purchase price of their stock of the Issuer were obtained from capital contributions from the partners of Fund V and Co-Investment V pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Co-Investment V.

Item 4.	Purpose of Transaction.

The purpose of the transactions were to acquire the shares for investment purposes with the aim of increasing the value of the investment and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Rob Hopfner, a partner of BCC, is a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership(1)	Percentage Of Class(2)
Fund V	2,407,029	0	2,452,894	0	2,452,894	2,452,894	14.78%
Co-Investment V	45,865	0	2,452,894	0	2,452,894	2,452,894	14.78%
Management V(3)	0	2,452,894	0	2,452,894	0	2,452,894	14.78%
BCC(4)	0	2,452,894	0	2,452,894	0	2,452,894	14.78%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.

(2)	This percentage is calculated based upon 16,592,042 shares of the Issuer’s common stock outstanding as of July 26, 2012 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934.
(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.
(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7.1 to the Statement).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2012

/s/ Fred Craves
Fred Craves, Managing Director Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

SCHEDULE 1

Members of Management V

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

BF5 GP Investors, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital Management V LLC

Kirby Bartlett

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Ross Bersot

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Lionel Carnot

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: Switzerland

Jeanne Cunicelli

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

William Gerber

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Douglass Given

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Robert Hopfner

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Judy Koh

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Dayton Misfeldt

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Members of BCC

PCP-BCC Acquisition, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital LLC

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Sanford Zweifach

694 Sausalito Blvd.

Sausalito, CA 94965

Principal Occupation: Managing Director of Reedland Capital Partners

Citizenship: U.S.A.

EXHIBIT INDEX

Exhibit No.	Description	Page

7.1	Joint Filing Agreement